Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of Second Quarter 2022
(Unaudited) [(1)]

Dollars in thousands, except per share and unit	Actual Results 2Q 2022	Guidance as of June 30, 2022 3Q 2022	Guidance as of June 30, 2022 Full-Year 2022
GAAP Metrics			
Net income/(loss) attributable to UDR, Inc.	$5,084	--	--
Net income/(loss) attributable to common stockholders	$3,975	--	--
Income/(loss) per weighted average common share, diluted	$0.01	$0.06 to $0.08	$0.19 to $0.23
Per Share Metrics			
FFO per common share and unit, diluted	$0.52	$0.58 to $0.60	$2.23 to $2.27
FFO as Adjusted per common share and unit, diluted	$0.57	$0.58 to $0.60	$2.29 to $2.33
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.52	$0.53 to $0.55	$2.09 to $2.13
Dividend declared per share and unit	$0.38	$0.38	$1.52 [(2)]
Same-Store Operating Metrics			
Revenue growth/(decline) (Cash basis)	11.4%	--	10.00% - 11.00%
Revenue growth/(decline) (Straight-line basis)	11.2%	--	10.50% - 11.50%
Expense growth	4.2%	--	3.50% - 4.50%
NOI growth/(decline) (Cash basis)	14.7%	--	12.50% - 14.00%
NOI growth/(decline) (Straight-line basis)	14.4%	--	13.25% - 14.75%
Physical Occupancy	97.1%	--	--

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	47,734	148	87.7%
Stabilized, Non-Mature	5,492	12	7.1%
Acquired Communities	433	1	0.3%
Development	655	1	0.0%
Non-Residential / Other	N/A	N/A	1.1%
Joint Venture [(3)]	2,837	13	3.8%
Total completed homes	57,151	175	100%
Under Development	1,177	6	-
Total Quarter-end homes [(3)(4)]	58,328	181	100%

Balance Sheet Metrics (adjusted for non-recurring items)	2Q 2022	2Q 2021
Consolidated Interest Coverage Ratio	5.5x	4.9x
Consolidated Fixed Charge Coverage Ratio	5.4x	4.8x
Consolidated Debt as a percentage of Total Assets	33.6%	36.9%
Consolidated Net Debt-to-EBITDAre	6.2x	7.4x



The Canal, Dallas, TX

3Q 2022 Same-Store Additions



Cool Springs at Frisco Bridges, Dallas, TX

(1) See Attachment 15 for definitions, other terms and reconciliations.
(2) Annualized for 2022.
(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.
(4) Excludes 4,657 homes that are part of the Developer Capital Program as described in Attachment 11(B).



Attachment 1

UDR, Inc.
Consolidated Statements of Operations
(Unaudited) [(1)]

In thousands, except per share amounts	Three Months Ended June 30,		Six Months Ended June 30,	
	2022	2021	2022	2021
REVENUES:				
Rental income [(2)]	$ 367,748	$ 309,116	$ 723,929	$ 608,942
Joint venture management and other fees	1,419	2,232	2,504	3,847
Total revenues	369,167	311,348	726,433	612,789
OPERATING EXPENSES:				
Property operating and maintenance	60,405	51,335	118,889	102,716
Real estate taxes and insurance	52,788	49,145	106,552	96,532
Property management	11,952	9,273	23,528	18,268
Other operating expenses	5,027	4,373	9,739	8,808
Real estate depreciation and amortization	167,584	146,169	331,206	290,257
General and administrative	16,585	15,127	31,493	27,863
Casualty-related charges/(recoveries), net	1,074	(2,463)	309	3,114
Other depreciation and amortization	3,016	2,602	6,091	5,203
Total operating expenses	318,431	275,561	627,807	552,761
Gain/(loss) on sale of real estate owned	-	-	-	50,829
Operating income	50,736	35,787	98,626	110,857
Income/(loss) from unconsolidated entities [(2)(3)]	(11,229)	9,751	(5,817)	14,673
Interest expense	(36,832)	(35,404)	(72,748)	(71,610)
Debt extinguishment and other associated costs	-	-	-	(41,950)
Total interest expense	(36,832)	(35,404)	(72,748)	(113,560)
Interest income and other income/(expense), net [(3)]	3,001	2,536	561	4,593
Income/(loss) before income taxes	5,676	12,670	20,622	16,563
Tax (provision)/benefit, net	(312)	(135)	(655)	(754)
Net Income/(loss)	5,364	12,535	19,967	15,809
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	(272)	(807)	(1,151)	(961)
Net (income)/loss attributable to noncontrolling interests	(8)	(8)	(27)	(24)
Net income/(loss) attributable to UDR, Inc.	5,084	11,720	18,789	14,824
Distributions to preferred stockholders - Series E (Convertible)	(1,109)	(1,057)	(2,201)	(2,113)
Net income/(loss) attributable to common stockholders	$ 3,975	$ 10,663	$ 16,588	$ 12,711
Income/(loss) per weighted average common share - basic:	$0.01	$0.04	$0.05	$0.04
Income/(loss) per weighted average common share - diluted:	$0.01	$0.04	$0.05	$0.04
Common distributions declared per share	$0.38	$0.3625	$0.76	$0.7250
Weighted average number of common shares outstanding - basic	318,351	296,589	318,181	296,564
Weighted average number of common shares outstanding - diluted	319,572	297,542	319,592	297,221

(1) See Attachment 15 for definitions and other terms.
(2) During the three months ended June 30, 2022, UDR increased its residential reserve to $12.8 million, including $0.5 million for UDR's share from unconsolidated joint ventures, which compares to a combined quarter-end accounts receivable balance of $22.8 million. The remaining unreserved amount is based on probability of collection.
(3) During the three months ended June 30, 2022, UDR recorded $14.8 million in investment loss, net from real estate technology investments. Of the $14.8 million, $2.3 million of income ($5.9 million gain on liquidation of an investment partially offset by a decrease in SmartRent's public share price) was recorded in Interest income and other income/(expense), net and $17.1 million of loss (primarily due to a decrease in SmartRent's public share price) was recorded in Income/(loss) from unconsolidated entities.



Attachment 2

UDR, Inc.
Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021	
Net income/(loss) attributable to common stockholders	$	3,975	$	10,663	$	16,588	$	12,711
Real estate depreciation and amortization		167,584		146,169		331,206		290,257
Noncontrolling interests		280		815		1,178		985
Real estate depreciation and amortization on unconsolidated joint ventures		7,489		7,930		15,113		16,135
Net gain on the sale of unconsolidated depreciable property		-		-		-		(2,460)
Net gain on the sale of depreciable real estate owned, net of tax		-		-		-		(50,778)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$	179,328	$	165,577	$	364,085	$	266,850
Distributions to preferred stockholders - Series E (Convertible) [2]		1,109		1,057		2,201		2,113
FFO attributable to common stockholders and unitholders, diluted	$	180,437	$	166,634	$	366,286	$	268,963
FFO per weighted average common share and unit, basic	$	0.53	$	0.52	$	1.07	$	0.84
FFO per weighted average common share and unit, diluted	$	0.52	$	0.52	$	1.06	$	0.83
Weighted average number of common shares and OP/DownREIT Units outstanding, basic		339,885		319,139		339,715		319,038
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted		344,024		323,010		344,044		322,613
Impact of adjustments to FFO:								
Debt extinguishment and other associated costs	$	-	$	-	$	-	$	41,950
Debt extinguishment and other associated costs on unconsolidated joint ventures		-		-		-		1,682
Variable upside participation on DCP, net		-		-		(10,622)		-
Legal and other		709		590		1,483		1,219
Realized (gain)/loss on real estate technology investments, net of tax		(5,886)		214		(8,124)		(447)
Unrealized (gain)/loss on real estate technology investments, net of tax		20,676		(6,895)		36,307		(7,662)
Severance costs		-		140		-		608
Casualty-related charges/(recoveries), net		1,074		(2,292)		309		3,285
	$	16,573	$	(8,243)	$	19,353	$	40,635
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$	197,010	$	158,391	$	385,639	$	309,598
FFO as Adjusted per weighted average common share and unit, diluted	$	0.57	$	0.49	$	1.12	$	0.96
Recurring capital expenditures		(18,411)		(15,829)		(30,215)		(25,583)
AFFO attributable to common stockholders and unitholders, diluted	$	178,599	$	142,562	$	355,424	$	284,015
AFFO per weighted average common share and unit, diluted	$	0.52	$	0.44	$	1.03	$	0.88

(1) See Attachment 15 for definitions and other terms.
(2) Series E cumulative convertible preferred shares are dilutive for purposes of calculating FFO per share for the three and six months ended June 30, 2022 and June 30, 2021. Consequently, distributions to Series E cumulative convertible preferred stockholders are added to FFO and the weighted average number of Series E cumulative convertible preferred shares are included in the denominator when calculating FFO per common share and unit, diluted.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets
(Unaudited) [1]

In thousands, except share and per share amounts		June 30, 2022		December 31, 2021
ASSETS				
Real estate owned:				
Real estate held for investment	$	14,872,687	$	14,352,234
Less: accumulated depreciation		(5,443,351)		(5,136,589)
Real estate held for investment, net		9,429,336		9,215,645
Real estate under development				
(net of accumulated depreciation of $1,744 and $507)		399,029		388,062
Total real estate owned, net of accumulated depreciation		9,828,365		9,603,707
Cash and cash equivalents		921		967
Restricted cash		27,768		27,451
Notes receivable, net		37,548		26,860
Investment in and advances to unconsolidated joint ventures, net		691,864		702,461
Operating lease right-of-use assets		195,755		197,463
Other assets		214,765		216,311
Total assets	$	10,996,986	$	10,775,220
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	1,054,836	$	1,057,380
Unsecured debt		4,462,398		4,355,407
Operating lease liabilities		190,881		192,488
Real estate taxes payable		36,791		33,095
Accrued interest payable		45,917		45,980
Security deposits and prepaid rent		53,476		55,441
Distributions payable		132,793		124,729
Accounts payable, accrued expenses, and other liabilities		137,095		136,954
Total liabilities		6,114,187		6,001,474
Redeemable noncontrolling interests in the OP and DownREIT Partnership		1,013,165		1,299,442
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized at June 30, 2022 and December 31, 2021:				
2,695,363 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,695,363 shares at December 31, 2021)		44,764		44,764
12,455,650 shares of Series F outstanding (12,582,575 shares				
at December 31, 2021)		1		1
Common stock, $0.01 par value; 450,000,000 shares authorized at June 30, 2022 and December 31, 2021:				
324,900,864 shares issued and outstanding (318,149,635 shares at December 31, 2021)		3,249		3,181
Additional paid-in capital		7,243,825		6,884,269
Distributions in excess of net income		(3,426,760)		(3,485,080)
Accumulated other comprehensive income/(loss), net		4,345		(4,261)
Total stockholders' equity		3,869,424		3,442,874
Noncontrolling interests		210		31,430
Total equity		3,869,634		3,474,304
Total liabilities and equity	$	10,996,986	$	10,775,220

(1) See Attachment 15 for definitions and other terms.



Attachment 4(A)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	June 30, 2022	December 31, 2021
Common shares	324,638,583	317,901,718
Restricted shares	262,281	247,917
Total common shares	324,900,864	318,149,635
Restricted unit and common stock equivalents	683,686	2,090,833
Operating and DownREIT Partnership units	19,732,039	19,909,308
Class A Limited Partnership units	1,751,671	1,751,671
Series E cumulative convertible preferred shares [2]	2,918,127	2,918,127
Total common shares, OP/DownREIT units, and common stock equivalents	349,986,387	344,819,574

Weighted Average Number of Shares Outstanding	2Q 2022	2Q 2021
Weighted average number of common shares and OP/DownREIT units outstanding - basic	339,884,808	319,139,344
Weighted average number of OP/DownREIT units outstanding	(21,534,259)	(22,550,050)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	318,350,549	296,589,294
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	344,024,524	323,009,780
Weighted average number of OP/DownREIT units outstanding	(21,534,259)	(22,550,050)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	(2,918,127)	(2,918,127)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	319,572,138	297,541,603

	Year-to-Date 2022	Year-to-Date 2021
Weighted average number of common shares and OP/DownREIT units outstanding - basic	339,714,942	319,037,595
Weighted average number of OP/DownREIT units outstanding	(21,534,273)	(22,474,470)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	318,180,669	296,563,125
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	344,044,149	322,612,952
Weighted average number of OP/DownREIT units outstanding	(21,534,273)	(22,474,470)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	(2,918,127)	(2,918,127)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	319,591,749	297,220,355

(1) See Attachment 15 for definitions and other terms.
(2) At June 30, 2022 and December 31, 2021 there were 2,695,363 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 2,918,127 shares of common stock if converted (after adjusting for the special dividend paid in 2008).
(3) Series E cumulative convertible preferred shares are anti-dilutive for purposes of calculating Income/(loss) per weighted average common share for the three and six months ended June 30, 2022 and June 30, 2021.



Attachment 4(B)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Debt Structure, In thousands

			Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity [2]
Secured	Fixed	$	1,006,199	18.3%	3.42%	5.9
	Floating		27,000	0.5%	1.51%	9.7
	Combined		1,033,199	18.8%	3.37%	6.0
Unsecured	Fixed		4,080,644 [3]	74.1%	2.87%	8.0
	Floating		390,927	7.1%	1.79%	0.6
	Combined		4,471,571	81.2%	2.78%	7.3
Total Debt	Fixed		5,086,843	92.4%	2.98%	7.6
	Floating		417,927	7.6%	1.77%	1.2
	Combined		5,504,770	100.0%	2.89%	7.1
	Total Non-Cash Adjustments [4]		12,464			
	Total per Balance Sheet	$	5,517,234		2.85%	

Debt Maturities, In thousands

	Secured Debt [5]	Unsecured Debt	Revolving Credit Facilities & Comm. Paper [2] [6] [7]	Balance	% of Total	Weighted Average Interest Rate
2022	$ 577	$ -	$ 325,000	$ 325,577	5.9%	1.71%
2023	1,242	-	-	1,242	0.0%	3.84%
2024	96,747	15,644	30,927	143,318	2.6%	3.69%
2025	174,793	-	-	174,793	3.2%	3.69%
2026	52,744	300,000	-	352,744	6.4%	2.95%
2027	2,860	650,000	-	652,860	11.9%	2.46%
2028	162,310	300,000	-	462,310	8.4%	3.72%
2029	191,986	300,000	-	491,986	8.9%	3.94%
2030	162,010	600,000	-	762,010	13.8%	3.32%
2031	160,930	600,000	-	760,930	13.8%	2.92%
Thereafter	27,000	1,350,000	-	1,377,000	25.1%	2.26%
	1,033,199	4,115,644	355,927	5,504,770	100.0%	2.89%
Total Non-Cash Adjustments [4]	21,637	(9,173)	-	12,464		
Total per Balance Sheet	$ 1,054,836	$ 4,106,471	$ 355,927	$ 5,517,234		2.85%

(1) See Attachment 15 for definitions and other terms.
(2) The 2022 maturity reflects the $325.0 million of principal outstanding at an interest rate of 1.71%, the equivalent of LIBOR plus a spread of 38 basis points, on the Company's unsecured commercial paper program as of June 30, 2022. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $700.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 7.3 years without extensions and 7.4 years with extensions.
(3) Includes $315.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average all-in rate of 1.02% until July 2022. Commencing July 2022, $175.0 million will continue to be fixed using interest rate swaps at a weighted average all-in rate of 1.48% until July 2025.
(4) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.
(5) Includes principal amortization, as applicable.
(6) There were no borrowings outstanding on our $1.3 billion line of credit at June 30, 2022. The facility has a maturity date of January 2026, plus two six-month extension options and currently carries an interest rate equal to LIBOR plus a spread of 77.5 basis points.
(7) There was $30.9 million outstanding on our $75.0 million working capital credit facility at June 30, 2022. The facility has a maturity date of January 2024. The working capital credit facility currently carries an interest rate equal to LIBOR plus a spread of 77.5 basis points.



Attachment 4(C)

UDR, Inc.
Selected Financial Information
(Dollars in Thousands)
(Unaudited) [1]

Coverage Ratios	Quarter Ended June 30, 2022
Net income/(loss)	$ 5,364
Adjustments:	
Interest expense, including debt extinguishment and other associated costs	36,832
Real estate depreciation and amortization	167,584
Other depreciation and amortization	3,016
Tax provision/(benefit), net	312
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures	11,250
EBITDAre	$ 224,358
Casualty-related charges/(recoveries), net	1,074
Legal and other costs	709
Unrealized (gain)/loss on real estate technology investments	3,437
Realized (gain)/loss on real estate technology investments	(5,776)
(Income)/loss from unconsolidated entities	11,229
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures	(11,250)
Management fee expense on unconsolidated joint ventures	(528)
Consolidated EBITDAre - adjusted for non-recurring items	$ 223,253
Annualized consolidated EBITDAre - adjusted for non-recurring items	$ 893,012
Interest expense, including debt extinguishment and other associated costs	36,832
Capitalized interest expense	3,633
Total interest	$ 40,465
Preferred dividends	$ 1,109
Total debt	$ 5,517,234
Cash	(921)
Net debt	$ 5,516,313
Consolidated Interest Coverage Ratio - adjusted for non-recurring items	**5.5x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items	**5.4x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items	**6.2x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	32.8% [2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	5.1x	Yes
Maximum Secured Debt Ratio	≤40.0%	9.6%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	356.0%	Yes

Senior Unsecured Note Covenants [3]	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	33.6% [3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.7x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	6.4%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	314.3%	Yes

Securities Ratings	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	2Q 2022 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	46,792	$ 224,363	88.1%	$ 13,551,566	88.7%
Encumbered assets	7,522	30,192	11.9%	1,721,894	11.3%
	54,314	$ 254,555	100.0%	$ 15,273,460	100.0%

(1) See Attachment 15 for definitions and other terms.
(2) As defined in our credit agreement dated September 15, 2021.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

UDR, Inc.
Operating Information
(Unaudited) [1]

Dollars in thousands	Total Homes	Quarter Ended June 30, 2022	Quarter Ended March 31, 2022	Quarter Ended December 31, 2021	Quarter Ended September 30, 2021	Quarter Ended June 30, 2021
Revenues						
Same-Store Communities	47,734	$ 330,542	$ 323,160	$ 317,503	$ 307,312	$ 296,847
Stabilized, Non-Mature Communities	5,492	29,219	28,275	26,661	13,929	5,274
Acquired Communities	433	1,138	-	-	-	-
Development Communities	655	1,273	240	-	-	-
Non-Residential / Other [2]	-	5,576	4,506	2,453	5,480	5,103
Total	54,314	$ 367,748	$ 356,181	$ 346,617	$ 326,721	$ 307,224
Expenses						
Same-Store Communities		$ 98,365	$ 98,487	$ 96,545	$ 99,573	$ 94,393
Stabilized, Non-Mature Communities		10,469	9,930	9,107	5,274	2,316
Acquired Communities		236	-	-	-	-
Development Communities		1,328	680	247	99	71
Non-Residential / Other [2]		2,795	3,151	3,041	3,687	3,138
Total [3]		$ 113,193	$ 112,248	$ 108,940	$ 108,633	$ 99,918
Net Operating Income						
Same-Store Communities		$ 232,177	$ 224,673	$ 220,958	$ 207,739	$ 202,454
Stabilized, Non-Mature Communities		18,750	18,345	17,554	8,655	2,958
Acquired Communities		902	-	-	-	-
Development Communities		(55)	(440)	(247)	(99)	(71)
Non-Residential / Other [2]		2,781	1,355	(588)	1,793	1,965
Total		$ 254,555	$ 243,933	$ 237,677	$ 218,088	$ 207,306
Operating Margin						
Same-Store Communities		70.2%	69.5%	69.6%	67.6%	68.2%
Weighted Average Physical Occupancy						
Same-Store Communities		97.1%	97.3%	97.1%	97.5%	97.1%
Stabilized, Non-Mature Communities		96.6%	96.2%	96.4%	97.1%	85.6%
Acquired Communities		98.4%	-	-	-	-
Development Communities		56.5%	27.6%	-	-	-
Other [4]		-	89.4%	98.2%	98.0%	97.3%
Total		96.7%	96.9%	97.1%	97.5%	97.1%
Sold and Held for Disposition Communities						
Revenues	-	$ -	$ -	$ 407	$ 1,978	$ 1,892
Expenses [3]		-	-	133	586	562
Net Operating Income/(Loss)		$ -	$ -	$ 274	$ 1,392	$ 1,330
Total	54,314	$ 254,555	$ 243,933	$ 237,951	$ 219,480	$ 208,636

(1) See Attachment 15 for definitions and other terms.
(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.
(3) The summation of Total expenses and Sold and Held for Disposition Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.
(4) Includes occupancy of Sold and Held for Disposition Communities.



Attachment 6

UDR, Inc.
Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) [1]

Year-Over-Year Comparison	% of 2Q 2022 SS Operating Expenses		2Q 2022		2Q 2021	% Change
Personnel	14.3%	$	14,030	$	14,231	-1.4%
Utilities	13.2%		13,011		12,063	7.9%
Repair and maintenance	18.9%		18,564		16,205	14.6%
Administrative and marketing	6.5%		6,422		6,322	1.6%
Controllable expenses	52.9%		52,027		48,821	6.6%
Real estate taxes	41.2%	$	40,498	$	40,961	-1.1%
Insurance	5.9%		5,840		4,611	26.6%
Same-Store operating expenses	100.0%	$	98,365	$	94,393	4.2%
Same-Store Homes			47,734			

Sequential Comparison	% of 2Q 2022 SS Operating Expenses		2Q 2022		1Q 2022	% Change
Personnel	14.3%	$	14,030	$	14,190	-1.1%
Utilities	13.2%		13,011		13,645	-4.6%
Repair and maintenance	18.9%		18,564		16,834	10.3%
Administrative and marketing	6.5%		6,422		6,364	0.9%
Controllable expenses	52.9%		52,027		51,033	1.9%
Real estate taxes	41.2%	$	40,498	$	41,135	-1.5%
Insurance	5.9%		5,840		6,319	-7.6%
Same-Store operating expenses	100.0%	$	98,365	$	98,487	-0.1%
Same-Store Homes			47,734			

Year-to-Date Comparison	% of YTD 2022 SS Operating Expenses		YTD 2022		YTD 2021	% Change
Personnel	14.3%	$	28,029	$	28,804	-2.7%
Utilities	13.5%		26,501		24,571	7.9%
Repair and maintenance	18.0%		35,144		31,376	12.0%
Administrative and marketing	6.5%		12,698		13,022	-2.5%
Controllable expenses	52.3%		102,372		97,773	4.7%
Real estate taxes	41.5%	$	81,290	$	80,987	0.4%
Insurance	6.2%		12,091		9,165	31.9%
Same-Store operating expenses	100.0%	$	195,753	$	187,925	4.2%
Same-Store Homes			47,434			

(1) See Attachment 15 for definitions and other terms.



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout
Portfolio Overview as of Quarter Ended
June 30, 2022
(Unaudited) [1]

	Same-Store Homes	Non-Mature Homes [2]	Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [3]	Total Homes (incl. JV) [3]	Revenue Per Occupied Home (Incl. JV at Share) [4]
West Region						
Orange County, CA	4,685	-	4,685	381	5,066	$ 2,824
San Francisco, CA	2,764	-	2,764	602	3,366	3,402
Seattle, WA	2,726	259	2,985	-	2,985	2,686
Los Angeles, CA	1,225	-	1,225	340	1,565	3,248
Monterey Peninsula, CA	1,567	-	1,567	-	1,567	2,111
	12,967	**259**	**13,226**	**1,323**	**14,549**	
Mid-Atlantic Region						
Metropolitan DC	8,380	1,012	9,392	-	9,392	2,165
Baltimore, MD	1,597	622	2,219	-	2,219	1,771
Richmond, VA	1,359	-	1,359	-	1,359	1,658
	11,336	**1,634**	**12,970**	**-**	**12,970**	
Northeast Region						
Boston, MA	4,598	433	5,031	250	5,281	2,816
New York, NY	2,318	-	2,318	710	3,028	4,147
	6,916	**433**	**7,349**	**960**	**8,309**	
Southeast Region						
Tampa, FL	3,877	-	3,877	-	3,877	1,935
Orlando, FL	2,500	993	3,493	-	3,493	1,724
Nashville, TN	2,260	-	2,260	-	2,260	1,594
	8,637	**993**	**9,630**	**-**	**9,630**	
Southwest Region						
Dallas, TX	3,866	2,166	6,032	-	6,032	1,652
Austin, TX	1,272	-	1,272	-	1,272	1,778
	5,138	**2,166**	**7,304**	**-**	**7,304**	
Other Markets [5]	**2,740**	**1,095**	**3,835**	**554**	**4,389**	2,532
Totals	**47,734**	**6,580**	**54,314**	**2,837**	**57,151**	**$ 2,368**
Communities [6]	**148**	**14**	**162**	**13**	**175**	

	Homes	Communities
Total completed homes	**57,151**	**175**
Under Development [7]	1,177	6
Total Quarter-end homes and communities	**58,328**	**181**

(1) See Attachment 15 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature, Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(3) Represents joint venture operating homes at 100 percent. Excludes joint venture held for disposition communities. See Attachment 11(A) for UDR's joint venture and partnership ownership interests.

(4) Represents joint ventures at UDR's ownership interests. Excludes joint venture held for disposition communities. See Attachment 11(A) for UDR's joint venture and partnership ownership interests.

(5) Other Markets include Denver (510 homes), Palm Beach (636 homes), Inland Empire (658 homes), San Diego (163 wholly owned, 264 JV homes), Portland (752 homes) and Philadelphia (1,116 wholly owned, 290 JV homes).

(6) Represents communities where 100 percent of all development homes have been completed.

(7) See Attachment 9 for UDR's developments and ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary and Net Operating Income by Market
June 30, 2022
(Unaudited) [1]

Non-Mature Home Breakout - By Date

Community	Category	# of Homes	Market	Same-Store Quarter [2]
Vitruvian West Phase 2	Stabilized, Non-Mature	366	Dallas, TX	3Q22
The Canal	Stabilized, Non-Mature	636	Dallas, TX	3Q22
Cool Springs at Frisco Bridges	Stabilized, Non-Mature	945	Dallas, TX	3Q22
Seneca Place	Stabilized, Non-Mature	468	Metropolitan DC	3Q22
Brio	Stabilized, Non-Mature	259	Seattle, WA	3Q22
Canterbury Apartments	Stabilized, Non-Mature	544	Metropolitan DC	4Q22
The Smith Valley Forge	Stabilized, Non-Mature	320	Philadelphia, PA	4Q22
1274 at Towson	Stabilized, Non-Mature	192	Baltimore, MD	4Q22
322 on North Broad	Stabilized, Non-Mature	339	Philadelphia, PA	4Q22
Arbors at Maitland Summit	Stabilized, Non-Mature	663	Orlando, FL	1Q23
Essex Luxe	Stabilized, Non-Mature	330	Orlando, FL	1Q23
Quarters at Towson Town Center	Stabilized, Non-Mature	430	Baltimore, MD	1Q23
Cirrus	Development	292	Denver, CO	2Q24
The George Apartments	Development	144	Philadelphia, PA	2Q24
Vitruvian West Phase 3	Development	219	Dallas, TX	2Q24
Bradlee Danvers	Acquisition	433	Boston, MA	3Q24
Total		**6,580**		

Net Operating Income Breakout By Market

Region	As a % of NOI Same-Store	Total	Region	As a % of NOI Same-Store	Total
West Region			**Southeast Region**		
Orange County, CA	13.1%	11.9%	Tampa, FL	6.2%	5.4%
San Francisco, CA	8.2%	8.0%	Orlando, FL	3.8%	4.5%
Seattle, WA	6.8%	6.9%	Nashville, TN	3.2%	2.8%
Los Angeles, CA	3.4%	3.6%		**13.2%**	**12.7%**
Monterey Peninsula, CA	3.2%	2.8%	**Southwest Region**		
	34.7%	**33.2%**	Dallas, TX	5.1%	6.7%
Mid-Atlantic Region			Austin, TX	1.8%	1.5%
Metropolitan DC	16.2%	15.6%		**6.9%**	**8.2%**
Baltimore, MD	2.4%	2.9%			
Richmond, VA	2.2%	1.9%	**Other Markets** [3]	**5.8%**	**7.1%**
	20.8%	**20.4%**			
Northeast Region					
Boston, MA	11.7%	11.0%			
New York, NY	6.9%	7.4%			
	18.6%	**18.4%**	**Total**	**100.0%**	**100.0%**

(1) See Attachment 15 for definitions and other terms.
(2) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.
(3) See Attachment 7(A), footnote 5 for details regarding location of the Other Markets.



Attachment 8(A)

<p style="text-align:center">

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
June 30, 2022
(Unaudited) [1]

</p>

	Total Same-Store Homes	% of Same-Store Portfolio Based on 2Q 2022 NOI	Same-Store					
			Physical Occupancy			**Total Revenue per Occupied Home**		
			2Q 22	**2Q 21**	**Change**	**2Q 22**	**2Q 21**	**Change**
West Region								
Orange County, CA	4,685	13.1%	**96.6%**	97.8%	-1.2%	$ **2,823**	$ 2,536	11.3%
San Francisco, CA	2,764	8.2%	**96.3%**	95.0%	1.3%	**3,297**	2,972	10.9%
Seattle, WA	2,726	6.8%	**97.6%**	97.4%	0.2%	**2,663**	2,295	16.0%
Los Angeles, CA	1,225	3.4%	**96.5%**	95.9%	0.6%	**3,044**	2,526	20.5%
Monterey Peninsula, CA	1,567	3.2%	**96.5%**	97.3%	-0.8%	**2,111**	1,957	7.9%
	12,967	**34.7%**	**96.7%**	**96.9%**	**-0.2%**	**2,825**	**2,505**	**12.8%**
Mid-Atlantic Region								
Metropolitan DC	8,380	16.2%	**97.4%**	96.7%	0.7%	**2,229**	2,123	5.0%
Baltimore, MD	1,597	2.4%	**97.1%**	98.2%	-1.1%	**1,793**	1,634	9.7%
Richmond, VA	1,359	2.2%	**97.6%**	98.4%	-0.8%	**1,658**	1,518	9.2%
	11,336	**20.8%**	**97.4%**	**97.1%**	**0.3%**	**2,099**	**1,980**	**6.0%**
Northeast Region								
Boston, MA	4,598	11.7%	**96.7%**	96.7%	0.0%	**2,843**	2,625	8.3%
New York, NY	2,318	6.9%	**98.2%**	96.6%	1.6%	**4,093**	3,562	14.9%
	6,916	**18.6%**	**97.2%**	**96.7%**	**0.5%**	**3,266**	**2,939**	**11.1%**
Southeast Region								
Tampa, FL	3,877	6.2%	**96.8%**	97.7%	-0.9%	**1,935**	1,615	19.8%
Orlando, FL	2,500	3.8%	**97.0%**	97.7%	-0.7%	**1,672**	1,465	14.1%
Nashville, TN	2,260	3.2%	**97.5%**	97.7%	-0.2%	**1,594**	1,421	12.2%
	8,637	**13.2%**	**97.0%**	**97.7%**	**-0.7%**	**1,769**	**1,521**	**16.3%**
Southwest Region								
Dallas, TX	3,866	5.1%	**97.0%**	96.7%	0.3%	**1,678**	1,509	11.2%
Austin, TX	1,272	1.8%	**98.1%**	98.6%	-0.5%	**1,778**	1,596	11.4%
	5,138	**6.9%**	**97.3%**	**97.1%**	**0.2%**	**1,703**	**1,532**	**11.2%**
Other Markets	**2,740**	**5.8%**	**97.2%**	**97.8%**	**-0.6%**	**2,359**	**2,080**	**13.4%**
Total/Weighted Avg.	**47,734**	**100.0%**	**97.1%**	**97.1%**	**0.0%**	$ **2,377**	$ **2,134**	**11.4%**

(1) See Attachment 15 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
June 30, 2022
(Unaudited) (1)

		Same-Store ($000s)								
	Total Same-Store Homes	Revenues			Expenses			Net Operating Income		
		2Q 22	2Q 21	Change	2Q 22	2Q 21	Change	2Q 22	2Q 21	Change
West Region										
Orange County, CA	4,685	$ 38,328	$ 34,863	9.9%	$ 8,001	$ 7,899	1.3%	$ 30,327	$ 26,964	12.5%
San Francisco, CA	2,764	26,330	23,423	12.4%	7,323	7,339	-0.2%	19,007	16,084	18.2%
Seattle, WA	2,726	21,259	18,276	16.3%	5,523	5,514	0.1%	15,736	12,762	23.3%
Los Angeles, CA	1,225	10,796	8,902	21.3%	2,830	2,780	1.8%	7,966	6,122	30.1%
Monterey Peninsula, CA	1,567	9,575	8,940	7.1%	2,133	1,935	10.2%	7,442	7,005	6.2%
	12,967	106,288	94,404	12.6%	25,810	25,467	1.3%	80,478	68,937	16.7%
Mid-Atlantic Region										
Metropolitan DC	8,380	54,568	51,608	5.7%	16,885	16,463	2.6%	37,683	35,145	7.2%
Baltimore, MD	1,597	8,341	7,688	8.5%	2,758	2,420	14.0%	5,583	5,268	6.0%
Richmond, VA	1,359	6,597	6,090	8.3%	1,580	1,506	4.9%	5,017	4,584	9.4%
	11,336	69,506	65,386	6.3%	21,223	20,389	4.1%	48,283	44,997	7.3%
Northeast Region										
Boston, MA	4,598	37,928	35,011	8.3%	10,712	9,785	9.5%	27,216	25,226	7.9%
New York, NY	2,318	27,952	23,926	16.8%	11,961	12,082	-1.0%	15,991	11,844	35.1%
	6,916	65,880	58,937	11.8%	22,673	21,867	3.7%	43,207	37,070	16.6%
Southeast Region										
Tampa, FL	3,877	21,789	18,352	18.7%	7,373	6,774	8.8%	14,416	11,578	24.5%
Orlando, FL	2,500	12,165	10,733	13.3%	3,448	3,172	8.7%	8,717	7,561	15.3%
Nashville, TN	2,260	10,536	9,415	11.9%	3,143	2,884	9.0%	7,393	6,531	13.2%
	8,637	44,490	38,500	15.6%	13,964	12,830	8.8%	30,526	25,670	18.9%
Southwest Region										
Dallas, TX	3,866	18,875	16,916	11.6%	6,952	6,523	6.6%	11,923	10,393	14.7%
Austin, TX	1,272	6,657	6,006	10.8%	2,557	2,403	6.4%	4,100	3,603	13.8%
	5,138	25,532	22,922	11.4%	9,509	8,926	6.5%	16,023	13,996	14.5%
Other Markets	2,740	18,846	16,698	12.9%	5,186	4,914	5.6%	13,660	11,784	15.9%
Total (2)	47,734	$ 330,542	$ 296,847	11.4%	$ 98,365	$ 94,393	4.2%	$ 232,177	$ 202,454	14.7%

(1) See Attachment 15 for definitions and other terms.
(2) With concessions reflected on a straight-line basis, Same-Store Revenue and Same-Store NOI increased year-over-year by 11.2% and 14.4%, respectively. See Attachment 15(C) for definitions and reconciliations.



Attachment 8(C)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
June 30, 2022
(Unaudited) (1)

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		2Q 22	1Q 22	Change	2Q 22	1Q 22	Change
West Region							
Orange County, CA	4,685	**96.6%**	97.2%	-0.6%	$ **2,823**	$ 2,734	3.3%
San Francisco, CA	2,764	**96.3%**	97.4%	-1.1%	**3,297**	3,199	3.1%
Seattle, WA	2,726	**97.6%**	97.7%	-0.1%	**2,663**	2,581	3.2%
Los Angeles, CA	1,225	**96.5%**	96.6%	-0.1%	**3,044**	2,973	2.4%
Monterey Peninsula, CA	1,567	**96.5%**	96.7%	-0.2%	**2,111**	2,201	-4.1%
	12,967	**96.7%**	**97.2%**	**-0.5%**	**2,825**	**2,759**	**2.4%**
Mid-Atlantic Region							
Metropolitan DC	8,380	**97.4%**	97.3%	0.1%	**2,229**	2,185	2.0%
Baltimore, MD	1,597	**97.1%**	97.0%	0.1%	**1,793**	1,775	1.0%
Richmond, VA	1,359	**97.6%**	97.7%	-0.1%	**1,658**	1,597	3.8%
	11,336	**97.4%**	**97.3%**	**0.1%**	**2,099**	**2,057**	**2.1%**
Northeast Region							
Boston, MA	4,598	**96.7%**	97.0%	-0.3%	**2,843**	2,814	1.0%
New York, NY	2,318	**98.2%**	98.3%	-0.1%	**4,093**	4,037	1.4%
	6,916	**97.2%**	**97.4%**	**-0.2%**	**3,266**	**3,228**	**1.2%**
Southeast Region							
Tampa, FL	3,877	**96.8%**	97.0%	-0.2%	**1,935**	1,842	5.0%
Orlando, FL	2,500	**97.0%**	97.0%	0.0%	**1,672**	1,595	4.8%
Nashville, TN	2,260	**97.5%**	98.2%	-0.7%	**1,594**	1,517	5.1%
	8,637	**97.0%**	**97.3%**	**-0.3%**	**1,769**	**1,685**	**5.0%**
Southwest Region							
Dallas, TX	3,866	**97.0%**	97.2%	-0.2%	**1,678**	1,629	3.0%
Austin, TX	1,272	**98.1%**	97.8%	0.3%	**1,778**	1,718	3.5%
	5,138	**97.3%**	**97.3%**	**0.0%**	**1,703**	**1,651**	**3.1%**
Other Markets	**2,740**	**97.2%**	**97.2%**	**0.0%**	**2,359**	**2,296**	**2.7%**
Total/Weighted Avg.	**47,734**	**97.1%**	**97.3%**	**-0.2%**	$ **2,377**	$ **2,319**	**2.5%**

(1) See Attachment 15 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
June 30, 2022
(Unaudited) [1]

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
| | | Revenues | | | Expenses | | | Net Operating Income | | |
		2Q 22	1Q 22	Change	2Q 22	1Q 22	Change	2Q 22	1Q 22	Change
West Region										
Orange County, CA	4,685	$ 38,328	$ 37,352	2.6%	$ 8,001	$ 8,123	-1.5%	$ 30,327	$ 29,229	3.8%
San Francisco, CA	2,764	26,330	25,716	2.4%	7,323	7,683	-4.7%	19,007	18,033	5.4%
Seattle, WA	2,726	21,259	20,625	3.1%	5,523	5,584	-1.1%	15,736	15,041	4.6%
Los Angeles, CA	1,225	10,796	10,553	2.3%	2,830	2,838	-0.3%	7,966	7,715	3.3%
Monterey Peninsula, CA	1,567	9,575	9,993	-4.2%	2,133	2,117	0.7%	7,442	7,876	-5.5%
	12,967	106,288	104,239	2.0%	25,810	26,345	-2.0%	80,478	77,894	3.3%
Mid-Atlantic Region										
Metropolitan DC	8,380	54,568	53,448	2.1%	16,885	16,759	0.8%	37,683	36,689	2.7%
Baltimore, MD	1,597	8,341	8,247	1.1%	2,758	2,693	2.4%	5,583	5,554	0.5%
Richmond, VA	1,359	6,597	6,360	3.7%	1,580	1,642	-3.8%	5,017	4,718	6.3%
	11,336	69,506	68,055	2.1%	21,223	21,094	0.6%	48,283	46,961	2.8%
Northeast Region										
Boston, MA	4,598	37,928	37,657	0.7%	10,712	11,403	-6.1%	27,216	26,254	3.7%
New York, NY	2,318	27,952	27,599	1.3%	11,961	12,080	-1.0%	15,991	15,519	3.1%
	6,916	65,880	65,256	1.0%	22,673	23,483	-3.4%	43,207	41,773	3.4%
Southeast Region										
Tampa, FL	3,877	21,789	20,784	4.8%	7,373	7,163	2.9%	14,416	13,621	5.8%
Orlando, FL	2,500	12,165	11,606	4.8%	3,448	3,268	5.5%	8,717	8,338	4.5%
Nashville, TN	2,260	10,536	10,098	4.3%	3,143	3,074	2.2%	7,393	7,024	5.2%
	8,637	44,490	42,488	4.7%	13,964	13,505	3.4%	30,526	28,983	5.3%
Southwest Region										
Dallas, TX	3,866	18,875	18,367	2.8%	6,952	6,730	3.3%	11,923	11,637	2.5%
Austin, TX	1,272	6,657	6,412	3.8%	2,557	2,375	7.6%	4,100	4,037	1.6%
	5,138	25,532	24,779	3.0%	9,509	9,105	4.4%	16,023	15,674	2.2%
Other Markets	2,740	18,846	18,343	2.7%	5,186	4,955	4.7%	13,660	13,388	2.0%
Total [2]	47,734	$ 330,542	$ 323,160	2.3%	$ 98,365	$ 98,487	-0.1%	$ 232,177	$ 224,673	3.3%

(1) See Attachment 15 for definitions and other terms.
(2) With concessions reflected on a straight-line basis, Same-Store Revenue and Same-Store NOI increased quarter-over-quarter by 3.0% and 4.4%, respectively. See Attachment 15(C) for definitions and reconciliations.



Attachment 8(E)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
June 30, 2022
(Unaudited) [1]

	Total Same-Store Homes	% of Same-Store Portfolio Based on YTD 2022 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			YTD 22	YTD 21	Change	YTD 22	YTD 21	Change
West Region								
Orange County, CA	4,685	13.1%	**96.9%**	97.5%	-0.6%	$ **2,778**	$ 2,501	11.1%
San Francisco, CA	2,764	8.1%	**96.6%**	94.2%	2.4%	**3,249**	3,028	7.3%
Seattle, WA	2,726	6.8%	**97.6%**	96.9%	0.7%	**2,624**	2,308	13.7%
Los Angeles, CA	1,225	3.5%	**96.5%**	95.5%	1.0%	**3,010**	2,535	18.7%
Monterey Peninsula, CA	1,567	3.4%	**96.6%**	96.8%	-0.2%	**2,155**	1,944	10.9%
	12,967	**34.9%**	**96.9%**	**96.4%**	**0.5%**	**2,792**	**2,506**	**11.4%**
Mid-Atlantic Region								
Metropolitan DC	8,380	16.4%	**97.4%**	96.2%	1.2%	**2,206**	2,103	4.9%
Baltimore, MD	1,597	2.5%	**97.1%**	98.3%	-1.2%	**1,783**	1,629	9.5%
Richmond, VA	1,359	2.1%	**97.7%**	98.4%	-0.7%	**1,626**	1,486	9.4%
	11,336	**21.0%**	**97.4%**	**96.7%**	**0.7%**	**2,077**	**1,960**	**6.0%**
Northeast Region								
Boston, MA	4,298	11.2%	**96.9%**	96.2%	0.7%	**2,883**	2,680	7.6%
New York, NY	2,318	6.9%	**98.2%**	95.5%	2.7%	**4,067**	3,631	12.0%
	6,616	**18.1%**	**97.3%**	**96.0%**	**1.3%**	**3,301**	**3,012**	**9.6%**
Southeast Region								
Tampa, FL	3,877	6.2%	**96.9%**	97.4%	-0.5%	**1,889**	1,594	18.5%
Orlando, FL	2,500	3.7%	**97.0%**	97.2%	-0.2%	**1,634**	1,446	13.0%
Nashville, TN	2,260	3.2%	**97.8%**	97.7%	0.1%	**1,556**	1,404	10.8%
	8,637	**13.1%**	**97.2%**	**97.4%**	**-0.2%**	**1,728**	**1,501**	**15.1%**
Southwest Region								
Dallas, TX	3,866	5.2%	**97.1%**	96.7%	0.4%	**1,653**	1,494	10.6%
Austin, TX	1,272	1.8%	**97.9%**	97.9%	0.0%	**1,749**	1,566	11.7%
	5,138	**7.0%**	**97.3%**	**97.0%**	**0.3%**	**1,676**	**1,512**	**10.8%**
Other Markets	**2,740**	**5.9%**	**97.2%**	**97.4%**	**-0.2%**	**2,327**	**2,053**	**13.3%**
Total/Weighted Avg.	**47,434**	**100.0%**	**97.2%**	**96.7%**	**0.5%**	$ **2,350**	$ **2,126**	**10.6%**

(1) See Attachment 15 for definitions and other terms.



Attachment 8(F)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
June 30, 2022
(Unaudited) [(1)]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		YTD 22	YTD 21	Change	YTD 22	YTD 21	Change	YTD 22	YTD 21	Change
West Region										
Orange County, CA	4,685	$ 75,680	$ 68,538	10.4%	$ 16,124	$ 15,567	3.6%	$ 59,556	$ 52,971	12.4%
San Francisco, CA	2,764	52,046	47,075	10.6%	15,007	14,704	2.1%	37,039	32,371	14.4%
Seattle, WA	2,726	41,884	36,572	14.5%	11,107	11,153	-0.4%	30,777	25,419	21.1%
Los Angeles, CA	1,225	21,349	17,793	20.0%	5,668	5,509	2.9%	15,681	12,284	27.6%
Monterey Peninsula, CA	1,567	19,568	17,668	10.8%	4,250	3,941	7.9%	15,318	13,727	11.6%
	12,967	210,527	187,646	12.2%	52,156	50,874	2.5%	158,371	136,772	15.8%
Mid-Atlantic Region										
Metropolitan DC	8,380	108,016	101,709	6.2%	33,644	32,521	3.5%	74,372	69,188	7.5%
Baltimore, MD	1,597	16,588	15,343	8.1%	5,451	4,881	11.7%	11,137	10,462	6.4%
Richmond, VA	1,359	12,957	11,922	8.7%	3,222	3,032	6.3%	9,735	8,890	9.5%
	11,336	137,561	128,974	6.7%	42,317	40,434	4.7%	95,244	88,540	7.6%
Northeast Region										
Boston, MA	4,298	72,054	66,494	8.4%	21,016	19,161	9.7%	51,038	47,333	7.8%
New York, NY	2,318	55,551	48,240	15.2%	24,041	24,612	-2.3%	31,510	23,628	33.4%
	6,616	127,605	114,734	11.2%	45,057	43,773	2.9%	82,548	70,961	16.3%
Southeast Region										
Tampa, FL	3,877	42,572	36,089	18.0%	14,536	13,398	8.5%	28,036	22,691	23.6%
Orlando, FL	2,500	23,771	21,087	12.7%	6,716	6,346	5.8%	17,055	14,741	15.7%
Nashville, TN	2,260	20,634	18,597	11.0%	6,216	5,804	7.1%	14,418	12,793	12.7%
	8,637	86,977	75,773	14.8%	27,468	25,548	7.5%	59,509	50,225	18.5%
Southwest Region										
Dallas, TX	3,866	37,242	33,509	11.1%	13,682	12,905	6.0%	23,560	20,604	14.3%
Austin, TX	1,272	13,069	11,699	11.7%	4,932	4,728	4.3%	8,137	6,971	16.7%
	5,138	50,311	45,208	11.3%	18,614	17,633	5.6%	31,697	27,575	14.9%
Other Markets	2,740	37,189	32,868	13.1%	10,141	9,663	4.9%	27,048	23,205	16.6%
Total [(2)]	47,434	$ 650,170	$ 585,203	11.1%	$ 195,753	$ 187,925	4.2%	$ 454,417	$ 397,278	14.4%

(1) See Attachment 15 for definitions and other terms.

(2) With concessions reflected on a straight-line basis, Same-Store revenue and Same-Store NOI increased year-over-year by 10.5% and 13.5%, respectively. See Attachment 15(C) for definitions and reconciliations.



Attachment 8(G)

UDR, Inc.
Same-Store Operating Information By Major Market
June 30, 2022
(Unaudited) [1]

	Effective Blended Lease Rate Growth	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover			
	2Q 2022	2Q 2022	2Q 2022	2Q 2022	2Q 2021	YTD 2022	YTD 2021
West Region							
Orange County, CA	14.2%	17.4%	10.8%	**44.3%**	43.5%	**37.8%**	42.8%
San Francisco, CA	17.5%	19.0%	16.3%	**42.4%**	42.9%	**35.4%**	42.1%
Seattle, WA	17.4%	22.4%	13.6%	**52.8%**	50.6%	**47.1%**	50.8%
Los Angeles, CA	18.4%	21.4%	15.6%	**34.1%**	36.0%	**30.3%**	38.8%
Monterey Peninsula, CA	10.2%	14.6%	7.4%	**28.2%**	28.7%	**27.3%**	29.5%
	15.9%	**19.0%**	**13.1%**	**44.0%**	**43.3%**	**38.3%**	**43.2%**
Mid-Atlantic Region							
Metropolitan DC	12.3%	13.2%	11.5%	**48.5%**	47.8%	**38.3%**	41.8%
Baltimore, MD	11.6%	9.5%	13.9%	**66.1%**	52.5%	**52.7%**	42.7%
Richmond, VA	19.1%	18.1%	20.0%	**54.9%**	53.1%	**43.9%**	41.8%
	12.9%	**13.2%**	**12.6%**	**52.5%**	**49.2%**	**41.6%**	**41.9%**
Northeast Region							
Boston, MA	16.3%	18.0%	14.7%	**51.2%**	50.6%	**40.3%**	40.8%
New York, NY	28.3%	37.4%	21.5%	**49.1%**	48.6%	**35.0%**	38.2%
	20.9%	**25.1%**	**17.5%**	**50.5%**	**50.0%**	**38.7%**	**40.0%**
Southeast Region							
Tampa, FL	22.6%	22.3%	23.0%	**59.2%**	48.2%	**55.2%**	47.9%
Orlando, FL	24.5%	24.6%	24.4%	**52.6%**	52.0%	**45.3%**	47.5%
Nashville, TN	22.8%	22.1%	23.6%	**60.9%**	57.1%	**48.2%**	49.3%
	23.1%	**22.8%**	**23.5%**	**57.9%**	**51.9%**	**50.9%**	**48.1%**
Southwest Region							
Dallas, TX	16.0%	14.9%	17.3%	**54.2%**	47.4%	**49.1%**	47.9%
Austin, TX	14.4%	13.0%	15.8%	**49.8%**	51.1%	**48.0%**	47.7%
	15.6%	**14.4%**	**16.9%**	**53.2%**	**48.4%**	**48.8%**	**47.9%**
Other Markets	**19.0%**	**21.6%**	**16.1%**	**48.3%**	**43.0%**	**42.2%**	**40.9%**
Total/Weighted Avg.	**17.4%**	**19.3%**	**15.7%**	**50.1%**	**47.4%**	**42.3%**	**43.5%**

Allocation of Total Homes Repriced during the Quarter	48.2%	51.8%

(1) See Attachment 15 for definitions and other terms.



Attachment 9

UDR, Inc.
Development and Land Summary
June 30, 2022
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Schedule Start	Schedule Initial Occ.	Schedule Compl.	Percentage Leased	Percentage Occupied
Projects Under Construction											
5421 at Dublin Station	Dublin, CA	220	-	$ 118,497	$ 125,000	$ 568	4Q19	3Q22	3Q22	9.1%	-
The George Apartments	King of Prussia, PA	200	144	63,641	68,000	340	4Q20	1Q22	3Q22	74.0%	59.5%
Vitruvian West Phase 3	Addison, TX	405	219	67,921	74,000	183	1Q21	1Q22	1Q23	53.1%	44.2%
The MO	Washington, DC	300	-	121,972	145,000	483	3Q20	1Q23	2Q23	-	-
Villas at Fiori	Addison, TX	85	-	11,980	53,500	629	1Q22	1Q24	2Q24	-	-
Meridian	Tampa, FL	330	-	16,762	134,000	406	1Q22	2Q24	2Q24	-	-
Total Under Construction		**1,540**	**363**	**$ 400,773**	**$ 599,500**	**$ 389**					
Completed Projects, Non-Stabilized											
Cirrus	Denver, CO	292	292	$ 99,889	$ 101,000	$ 346	3Q19	1Q22	2Q22	39.7%	33.6%
Total Completed, Non-Stabilized		**292**	**292**	**$ 99,889**	**$ 101,000**	**$ 346**					
Total - Wholly Owned		**1,832**	**655**	**$ 500,662**	**$ 700,500**	**$ 382**					

NOI From Wholly-Owned Projects	2Q 22
Projects Under Construction	$ 63
Completed, Non-Stabilized	(118)
Total	**$ (55)**

Land Summary

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis
Vitruvian Park®	Addison, TX	100%	$ 34,251
Alameda Point Block 11	Alameda, CA	100%	29,561
Newport Village II	Alexandria, VA	100%	13,636
2727 Turtle Creek (includes 3 phases)	Dallas, TX	100%	90,424
488 Riverwalk	Fort Lauderdale, FL	100%	16,349
3001 Iowa Avenue	Riverside, CA	100%	13,462
Total			**$ 197,683**

(1) See Attachment 15 for definitions and other terms.



Attachment 10

UDR, Inc.
Redevelopment Summary
June 30, 2022
(Dollars in Thousands)
(Unaudited) (1)

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Schedule Start	Schedule Compl.	Schedule Same-Store Quarter	Percentage Leased	Percentage Occupied
Projects in Redevelopment (2)												
N/A	N/A	-	-	-	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total		**-**	**-**	**-**	**$ -**	**$ -**	**$ -**					

Community	Location	# of Homes	Sched. Home Additions	Compl. Homes	Cost to Date	Budgeted Cost (3)	Est. Cost per Home	Schedule Start	Schedule Compl.
Other Projects (4)									
Eight80 Newport Beach	Newport Beach, CA	30	30	-	$ 9,706	$ 18,000	$ 600	1Q21	4Q22
2000 Post	San Francisco, CA	15	15	-	4,108	8,000	533	1Q22	4Q22
Total		**45**	**45**	**-**	**$ 13,814**	**$ 26,000**	**$ 578**		

(1) See Attachment 15 for definitions and other terms.
(2) Existing homes for Projects in Redevelopment are removed from Same-Store.
(3) Represents UDR's incremental capital invested in the Projects.
(4) Projects consist of unit additions and renovation of related common area amenities. Existing homes for these Projects remain in Same-Store.



Attachment 11(A)

UDR, Inc.
Unconsolidated Summary
June 30, 2022
(Dollars in Thousands)
(Unaudited) [1]

Portfolio Characteristics	Own. Interest	# of Comm.	# of Homes	Physical Occupancy 2Q 22	Total Rev. per Occ. Home 2Q 22	Net Operating Income UDR's Share 2Q 22	YTD 22	Total YTD 22 [2]
UDR / MetLife	50%	13	2,837	96.6%	$ 3,807	$ 10,146	$ 19,434	$ 38,653

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets [3]	Total Project Debt [3]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife	$ 1,709,938	$ 859,317	$ 266,046	3.45%	2024-2031

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [4]	2Q 22 vs. 2Q 21 Growth Revenue	Expense	NOI	2Q 22 vs. 1Q 22 Growth Revenue	Expense	NOI
UDR / MetLife	13	14.9%	-2.8%	28.2%	5.3%	-1.5%	9.6%

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [4]	YTD 22 vs. YTD 21 Growth Revenue	Expense	NOI
UDR / MetLife	13	11.5%	0.8%	19.1%

Other Unconsolidated Investments [5]	UDR Investment [6] Commitment	Funded	Balance	Income/(Loss) from Investments 2Q 22 [7]
RETV I	$ 18,000	$ 12,780	$ 29,192	$ (16,440)
RETV II	18,000	9,000	8,729	(612)
RET Strategic Fund	25,000	7,500	7,462	(77)
RET ESG Fund	10,000	4,000	4,012	-
Climate Technology Funds	10,000	4,339	4,324	(55)
Total	$ 81,000	$ 37,619	$ 53,719	$ (17,184)

(1) See Attachment 15 for definitions and other terms.
(2) Represents NOI at 100% for the period ended June 30, 2022.
(3) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs.
(4) Joint Venture Same-Store growth is presented at UDR's ownership interest.
(5) Other unconsolidated investments represent UDR's investments in real estate technology and climate technology funds. The RET ESG Fund was entered into during the three months ended June 30, 2022.
(6) Investment commitment represents maximum equity and therefore excludes realized/unrealized gain/(loss). Investment funded represents cash funded towards the investment commitment. Investment balance includes amount funded plus realized/unrealized gain/(loss), less distributions received prior to the period end.
(7) Income/(loss) from investments is added back/deducted from FFOA and is primarily due to a decrease in SmartRent's public share price.



Attachment 11(B)

UDR, Inc.
Developer Capital Program
June 30, 2022
(Dollars in Thousands)
(Unaudited) [1]

Developer Capital Program [2]

Community	Location	# of Homes	UDR Investment Commitment [3]	Balance [3]	Return Rate	Years to Maturity	Upside Participation
Preferred Equity							
Junction	Santa Monica, CA	66	$ 8,800	$ 13,987	12.0%	0.1	-
1532 Harrison	San Francisco, CA	136	24,645	34,645	11.0%	0.3	-
1300 Fairmount	Philadelphia, PA	471	51,393	67,557	8.5%	1.1	Variable
Modera Lake Merritt	Oakland, CA	173	27,250	35,357	9.0%	1.8	Variable
Thousand Oaks	Thousand Oaks, CA	142	20,059	23,798	9.0%	2.6	Variable
Vernon Boulevard	Queens, NY	534	40,000	51,406	13.0%	3.0	Variable
Makers Rise	Herndon, VA	356	30,208	32,557	9.0%	3.5	Variable
121 at Watters	Allen, TX	469	19,843	21,519	9.0%	3.7	Variable
Infield Phase I	Kissimmee, FL	384	16,044	15,740	14.0%	1.9	-
Upton Place	Washington, DC	689	52,163	51,814	9.7%	5.4	-
Meetinghouse	Portland, OR	232	11,600	11,843	8.25%	4.7	-
Heirloom	Portland, OR	286	16,185	16,200	8.25%	4.9	-
Total - Preferred Equity		**3,938**	**$ 318,190**	**$ 376,423**	**10.0%**	**2.9**	
Secured Loans							
Menifee	Menifee, CA	237	$ 24,447	$ -	11.0%	4.4	-
Riverside	Riverside, CA	482	59,676	7,938	11.0%	4.4	-
Total - Secured Loans		**719**	**$ 84,123**	**$ 7,938**	**11.0%**	**4.4**	
Total - Developer Capital Program		**4,657**	**$ 402,313**	**$ 384,361**	**10.0%**	**3.2**	

	2Q 22
Income/(loss) from investments	$ 7,665

(1) See Attachment 15 for definitions and other terms.

(2) UDR's investments are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.

(3) Investment commitment represents maximum loan principal or equity and therefore excludes accrued return. Investment balance includes amount funded plus accrued return prior to the period end.



Attachment 12

UDR, Inc.
Acquisitions, Dispositions and Developer Capital Program Investments Summary
June 30, 2022
(Dollars in Thousands)
(Unaudited) (1)

Date of Investment	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	UDR Investment Commitment	Return Rate	# of Homes
Developer Capital Program - Investment							
Mar-22	Meetinghouse	Portland, OR	N/A	N/A	$ 11,600	8.25%	232
Jun-22	Heirloom	Portland, OR	N/A	N/A	16,185	8.25%	286
Jun-22	Menifee	Menifee, CA	N/A	N/A	24,447	11.0%	237
Jun-22	Riverside	Riverside, CA	N/A	N/A	59,676	11.0%	482
					$ 111,908	**10.3%**	**1,237**

Developer Capital Program - Redemption			Proceeds Received Life to Date	Proceeds Received at Redemption	UDR Investment	Return Rate	# of Homes
Jan-22	1200 Broadway	Nashville, TN	$ 88,095	$ 74,037	$ 55,558	12.25%	330
Mar-22	Infield Phase II	Kissimmee, FL	3,098	3,098	2,760	14.0%	-
			$ 91,193	**$ 77,135**	**$ 58,318**	**12.3%**	**330**

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price (2)	Debt (2)	# of Homes	Price per Home
Acquisitions - Wholly-Owned								
Jun-22	Bradlee Danvers	Danvers, MA	0%	100%	$ 207,500	$ -	433	$ 479
					$ 207,500	**$ -**	**433**	**$ 479**
Acquisitions - Wholly-Owned Land								
Apr-22	488 Riverwalk	Fort Lauderdale, FL	0%	100%	$ 16,000	$ -	-	$ -
Jun-22	3001 Iowa Avenue(3)	Riverside, CA	0%	100%	29,000	-	-	-
Jun-22	2727 Turtle Creek (includes 3 phases)	Dallas, TX	0%	100%	90,200	-	-	-
					$ 135,200	**$ -**	**-**	**$ -**

(1) See Attachment 15 for definitions and other terms.
(2) Price represents 100% of assets. Debt represents 100% of the asset's indebtedness.
(3) Acquisition of 3001 Iowa Avenue included 2 operating retail parcels.



Attachment 13

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary
June 30, 2022
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Estimated Useful Life (yrs.)	Three Months Ended June 30, 2022	Cost per Home	Capex as a % of NOI	Six Months Ended June 30, 2022	Cost per Home	Capex as a % of NOI
Average number of homes [3]		53,380			53,306		
Recurring Cap Ex							
Asset preservation							
Building interiors	5 - 20	$ 6,883	$ 129		$ 12,472	$ 234	
Building exteriors	5 - 20	4,879	91		6,503	122	
Landscaping and grounds	10	1,925	36		2,770	52	
Total asset preservation		13,687	256		21,745	408	
Turnover related	5	3,961	74		7,282	137	
Total Recurring Cap Ex		**17,648**	**331**	**7%**	**29,027**	**545**	**6%**
NOI Enhancing Cap Ex	5 - 20	**17,118**	**321**		**25,472**	**478**	
Total Recurring and NOI Enhancing Cap Ex		$ **34,766**	$ **651**		$ **54,499**	$ **1,022**	

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended June 30, 2022	Cost per Home	Six Months Ended June 30, 2022	Cost per Home
Average number of homes [3]	53,380		53,306	
Contract services	$ **10,168**	$ **190**	$ **19,325**	$ **363**
Turnover related expenses	**6,064**	**114**	**11,202**	**210**
Other Repair and Maintenance				
Building interiors	3,710	70	6,393	120
Building exteriors	931	17	1,828	34
Landscaping and grounds	187	4	1,225	23
Total Repair and Maintenance	$ **21,060**	$ **395**	$ **39,973**	$ **750**

(1) See Attachment 15 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes owned at the end of each month.



Attachment 14

UDR, Inc.
3Q 2022 and Full-Year 2022 Guidance
June 30, 2022
(Unaudited) [1]

| | | Full-Year 2022 Guidance | | |
Net Income, FFO, FFO as Adjusted and AFFO per Share and Unit Guidance	3Q 2022	Full-Year 2022	Prior Guidance	Change from Prior Midpoint
Income/(loss) per weighted average common share, diluted	$0.06 to $0.08	$0.19 to $0.23	$0.24 to $0.30	($0.06)
FFO per common share and unit, diluted	$0.58 to $0.60	$2.23 to $2.27	$2.24 to $2.30	($0.02)
FFO as Adjusted per common share and unit, diluted	$0.58 to $0.60	$2.29 to $2.33	$2.25 to $2.31	$0.03
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.53 to $0.55	$2.09 to $2.13	$2.05 to $2.11	$0.03
Annualized dividend per share and unit		$1.52	$1.52	-

Same-Store Guidance	Full-Year 2022	Prior Guidance	Change from Prior Midpoint
Revenue growth / (decline) (Cash basis)	10.00% - 11.00%	8.50% - 10.00%	1.25%
Revenue growth / (decline) (Straight-line basis)	10.50% - 11.50%	9.00% - 10.50%	1.25%
Expense growth	3.50% - 4.50%	3.00% - 4.00%	0.50%
NOI growth / (decline) (Cash basis)	12.50% - 14.00%	10.75% - 12.75%	1.50%
NOI growth / (decline) (Straight-line basis)	13.25% - 14.75%	11.50% - 13.50%	1.50%

Sources of Funds ($ in millions)	Full-Year 2022	Prior Guidance	Change from Prior Midpoint
AFFO less Dividends	$199 to $212	$185 to $205	$10.5
Debt Issuances/Assumptions and LOC Draw/(Paydown)	$75 to -$175	$0 to $250	($175)
Dispositions	$0 to $150	$0 to $100	$25
Common Share (forward settlement) and OP Unit Issuance	$450 to $635	$635	($92.5)

Uses of Funds ($ in millions)	Full-Year 2022	Prior Guidance	Change from Prior Midpoint
Debt maturities inclusive of principal amortization [2]	$5	$5	-
Development spending and land acquisitions	$300 to $325	$250 to $325	$25
Redevelopment and other non-recurring	$90 to $100	$80 to $100	$5
Developer Capital Program, net	$75 to $125	-$50 to $0	$125
Acquisitions	$208	$500 to $700	($392)
NOI enhancing capital expenditures inclusive of Kitchen and Bath	$55 to $65	$55 to $65	-

Other Additions/(Deductions) ($ in millions except per home amounts)	Full-Year 2022	Prior Guidance	Change from Prior Midpoint
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	$152 to $156	$150 to $155	$1.5
Consolidated capitalized interest	$11 to $13	$8 to $12	$2
General and administrative	$62 to $66	$60 to $65	$1.5
Recurring capital expenditures per home	$1,250	$1,250	-

(1) See Attachment 15 for definitions and other terms.
(2) Excludes short-term maturities related to the Company's unsecured commercial paper program.



Attachment 15(A)

UDR, Inc.
Definitions and Reconciliations
June 30, 2022
(Unaudited)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO enables investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Controllable Operating Margin: The Company defines Controllable Operating Margin as (i) rental income less Controllable Expenses (ii) divided by rental income. Management considers Controllable Operating Margin a useful metric as it provides investors with an indicator of the Company's ability to limit the growth of expenses that are within the control of the Company.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and enables investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective Blended Lease Rate Growth: The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of Effective New Lease Rate Growth and Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level, new and in-place demand trends.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter.

Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter.

Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



Attachment 15(B)

UDR, Inc.
Definitions and Reconciliations
June 30, 2022
(Unaudited)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	2Q 2022	YTD 2022
Income/(loss) from unconsolidated entities	$ (11,229)	$ (5,817)
Management fee	528	1,053
Interest expense	3,761	7,430
Depreciation	7,489	15,113
General and administrative	54	111
Variable upside participation on DCP, net	-	(10,622)
Developer Capital Program (excludes Menifee and Riverside)	(7,700)	(15,353)
Other (income)/expense	114	165
Realized (gain)/loss on real estate technology investments, net of tax	(110)	(2,352)
Unrealized (gain)/loss on real estate technology investments, net of tax	17,239	29,706
Total Joint Venture NOI at UDR's Ownership Interest	$ 10,146	$ 19,434

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense, which is calculated as 3.25% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income/(loss) attributable to UDR, Inc. to NOI is provided below.

In thousands	2Q 2022	1Q 2022	4Q 2021	3Q 2021	2Q 2021
Net income/(loss) attributable to UDR, Inc.	$ 5,084	$ 13,705	$ 117,461	$ 17,731	$ 11,720
Property management	11,952	11,576	10,411	9,861	9,273
Other operating expenses	5,027	4,712	8,604	4,237	4,373
Real estate depreciation and amortization	167,584	163,622	163,755	152,636	146,169
Interest expense	36,832	35,916	36,418	36,289	35,404
Casualty-related charges/(recoveries), net	1,074	(765)	(934)	1,568	(2,463)
General and administrative	16,585	14,908	13,868	15,810	15,127
Tax provision/(benefit), net	312	343	156	529	135
(Income)/loss from unconsolidated entities	11,229	(5,412)	(36,523)	(14,450)	(9,751)
Interest income and other (income)/expense, net	(3,001)	2,440	(2,254)	(8,238)	(2,536)
Joint venture management and other fees	(1,419)	(1,085)	(1,184)	(1,071)	(2,232)
Other depreciation and amortization	3,016	3,075	4,713	3,269	2,602
(Gain)/loss on sale of real estate owned	-	-	(85,223)	-	-
Net income/(loss) attributable to noncontrolling interests	280	898	8,683	1,309	815
Total consolidated NOI	$ 254,555	$ 243,933	$ 237,951	$ 219,480	$ 208,636



Attachment 15(C)

UDR, Inc.
Definitions and Reconciliations
June 30, 2022
(Unaudited)

NOI Enhancing Capital Expenditures ("Cap Ex"): The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Other Markets: The Company defines Other Markets as the accumulation of individual markets where it operates less than 1,000 Same-Store homes. Management considers Other Markets a useful metric as the operating results for the individual markets are not representative of the fundamentals for those markets as a whole.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress that is expected to have a material impact on the community's operations, including occupancy levels and future rental rates.

Same-Store Revenue with Concessions on a Cash Basis: Same-Store Revenue with Concessions on a Cash Basis is considered by the Company to be a supplemental measure to rental income on a straight-line basis which allows investors to evaluate the impact of both current and historical concessions and to more readily enable comparisons to revenue as reported by its peer REITs. In addition, Same-Store Revenue with Concessions on a Cash Basis allows an investor to understand the historical trends in cash concessions.

A reconciliation between Same-Store Revenue with Concessions on a Cash Basis to Same-Store Revenue on a straight-line basis (inclusive of the impact to Same-Store NOI) is provided below:

	2Q 22		2Q 21		2Q 22		1Q 22		YTD 22		YTD 21
Revenue (Cash basis)	$	330,542	$	296,847	$	330,542	$	323,160	$	650,170	$	585,203
Concessions granted/(amortized), net		(2,221)		(1,476)		(2,221)		(4,397)		(6,614)		(2,902)
Revenue (Straight-line basis)	$	328,321	$	295,371	$	328,321	$	318,763	$	643,556	$	582,301
% change - Same-Store Revenue with Concessions on a Cash basis:		11.4%				2.3%				11.1%	
% change - Same-Store Revenue with Concessions on a Straight-line basis:		11.2%				3.0%				10.5%	
% change - Same-Store NOI with Concessions on a Cash basis:		14.7%				3.3%				14.4%	
% change - Same-Store NOI with Concessions on a Straight-line basis:		14.4%				4.4%				13.5%	

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues with concessions reported on a Cash Basis, divided by the product of occupancy and the number of apartment homes. A reconciliation between Same-Store Revenue with Concessions on a Cash Basis to Same-Store Revenue on a straight-line basis is provided above.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiary ("TRS") focuses on making investments and providing services that are otherwise not allowed to be made or provided by a REIT.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.



Attachment 15(D)

UDR, Inc.
Definitions and Reconciliations
June 30, 2022
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full-year 2022 and third quarter of 2022 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

	Full-Year 2022			
		Low		High
Forecasted net income per diluted share	$	0.19	$	0.23
Conversion from GAAP share count		(0.02)		(0.02)
Depreciation		2.04		2.04
Noncontrolling interests		0.01		0.01
Preferred dividends		0.01		0.01
Forecasted FFO per diluted share and unit	$	**2.23**	$	**2.27**
Legal and other costs		-		-
Casualty-related charges/(recoveries)		-		-
Variable upside participation on DCP, net		(0.03)		(0.03)
Realized/unrealized (gain)/loss on real estate technology investments		0.09		0.09
Forecasted FFO as Adjusted per diluted share and unit	$	**2.29**	$	**2.33**
Recurring capital expenditures		(0.20)		(0.20)
Forecasted AFFO per diluted share and unit	$	**2.09**	$	**2.13**

	3Q 2022			
		Low		High
Forecasted net income per diluted share	$	0.06	$	0.08
Conversion from GAAP share count		(0.01)		(0.01)
Depreciation		0.53		0.53
Noncontrolling interests		-		-
Preferred dividends		-		-
Forecasted FFO per diluted share and unit	$	**0.58**	$	**0.60**
Legal and other costs		-		-
Casualty-related charges/(recoveries)		-		-
Realized/unrealized (gain)/loss on real estate technology investments		-		-
Forecasted FFO as Adjusted per diluted share and unit	$	**0.58**	$	**0.60**
Recurring capital expenditures		(0.05)		(0.05)
Forecasted AFFO per diluted share and unit	$	**0.53**	$	**0.55**